FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending July 11, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --





         Notification of Transactions of Directors, Persons Discharging

                 Managerial Responsibility or Connected Persons





The Administrators of the GlaxoSmithKline Performance Share Plan notified the Company and the under-mentioned persons on 11 July 2006 of an increase in their notional interests in Ordinary Shares at a price of GBP15.40 per share and Ordinary Share ADRs at a price of $57.17 per ADR following the notional re-investment of the dividend paid to shareholders on 6 July 2006.




Dr JP Garnier                                      2,919.696 ADRs

Mr J Heslop                                          115.331 Ordinary shares

Dr M Slaoui                                          277.800 Ordinary shares

Mr R Bondy                                         1,168.107 Ordinary shares

Dr F Calhoun                                         364.962 ADRs

Mr J Clarke                                          747.923 Ordinary shares

Mr M Dunoyer                                         439.936 Ordinary shares

Dr R Greig                                           364.962 ADRs

Mr D Learmouth                                        81.230 Ordinary shares

Mr D Phelan                                          562.041 ADRs

Dr D Pulman                                          386.476 Ordinary shares
                                                     179.037 ADRs

Mr D Stout                                         1,080.287 ADRs

Mr C Viehbacher                                      562.041 ADRs

Mr A Witty                                         1,028.975 Ordinary shares





The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.



This notification relates to a transaction notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).



S M Bicknell

Company Secretary



11 July 2006


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: July 11, 2006                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc